United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

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OPERATING FINANCIAL REVIEW AND PROSPECTS

Results of operations for the six-month periods ended June 30, 2003 and 2002

Overview

     Driven by higher net revenues, higher operating income, positive exchange rate effects and the improved performance of our affiliates and joint ventures, our net income of US$ 810 million in the first half of 2003 was more than three times higher than the US$ 261 million we recorded in the first half of 2002. Highlights from the first half of 2003 include:

•	a 16.0% increase in net operating revenues compared to the first half of 2002, primarily reflecting exceptionally high demand for iron ore and pellets, and higher aluminum-related revenues due to our consolidation of Alunorte beginning in June 2002;

•	large foreign exchange and monetary gains of US$ 307 million in the first half of 2003, compared to foreign exchange and monetary losses of US$ 331 million in the first half of 2002; and

•	a turnaround in the performance of our joint ventures and affiliates, which contributed US$ 129 million to net income in the first half of 2003, after reducing our net income by US$ 48 million in the first half of 2002.

Exchange Rate Effects

     Exchange rate effects had a significant positive effect on our net income in the first half of 2003. The average rate of exchange was R$2.44 to US$ 1.00 during the first half of 2002 and R$3.23 to US$ 1.00 during the first half of 2003, representing a 24.5% depreciation of the real relative to the U.S. dollar. This decline in the average value of the real relative to the U.S. dollar had a positive effect on our revenues, most of which are denominated in U.S. dollars, and helped reduce our costs, most of which are denominated in reais.

     At the same time, although the average value of the real relative to the U.S. dollar was lower in the first half of the 2003 than in the first half of 2002, the real appreciated by 23.0% relative to the U.S. dollar in the first half of 2003, from R$ 3.533 to US$ 1.00 at December 31, 2002 to R$ 2.872 to US$ 1.00 at June 30, 2003. As a result of this appreciation relative to the U.S. dollar, we recorded substantial foreign exchange and monetary gains on our U.S. dollar-denominated debt in the first half of 2003. In contrast, in the first half of 2002, the real depreciated against the dollar, causing us to record foreign exchange and monetary losses.

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Revenues

     Our net operating revenues increased 16% from US$ 1,966 million in the first half of 2002 to US$ 2,280 million in the first half of 2003. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

		Six months ended June 30,

		2003		2002

		(millions of US$)
Iron ore and pellets
Iron ore	US$	1,140	US$	1,076
Pellets		367		294

Subtotal		1,507		1,370
Gold		16		69
Manganese and Ferroalloys		164		124
Potash		42		40
Kaolin		30		20
Revenues from logistic services		253		242
Aluminum-related Products		355		166
Other products and services		5		13

Gross Revenues		2,372		2,044
Value Added Tax		(92)		(78)

Net Operating Revenues	US$	2,280	US$	1,966

Iron ore and Pellets

     Gross revenues from iron ore and pellets increased 10.0%, from US$ 1,370 million in the first half of 2002 to US$ 1,507 million in the first half of 2003.

     Volume. Driven primarily by strong demand from China, together with a modest expansion in other markets, the global seaborne iron ore market is currently experiencing the highest demand pressure it has faced in the past two decades. Reflecting these global market conditions, in the first half of 2003, customer demand for iron ore and pellets exceeded CVRD’s production capacity, continuing the trend experienced in the second half of 2002. Production levels in the first half of 2003 were partially affected by a temporary shutdown of CVRD’s Gongo Soco mine in the Southern System due to heavy rains. Gongo Soco returned to full production in May 2003.

     Gross revenues from iron ore increased by 6.0% from US$ 1,076 million in the first half of 2002 to US$ 1,140 million in the first half of 2003, driven primarily by a 5.4% increase in shipments of iron ore from 72.7 million tons in the first half of 2003, compared to 69.0 million tons in the first half of 2002. The volume growth was driven primarily by continued growth in shipments to China, which increased by 11.7% compared to the first half of 2002, and a 31% increase in shipments to France, reflecting increased sales to existing clients.

     Gross revenues from pellets increased by 24.8% from US$ 294 million in the first half of 2002 to US$ 367 million in the first half of 2003. The increase was primarily driven by a 28.4% increase in volume shipped, from 8.8 million tons in the first half of 2002 to 11.3 million tons in the first half of 2003. The increase in volume resulted primarily from a 51% increase in shipments to Latin America (excluding Brazil) reflecting increased sales to existing clients and increased shipments to Brazil. Pellet shipments were also positively impacted, but to a lesser extent, by a 22% increase in demand from China and a 24% increase in shipments to Europe.

     Average selling prices. We reached initial agreements with major steelmakers in May and June 2003 under which our reference prices for iron ore and pellets increased by an average of 9% and 9.8% respectively. These price increases generally relate not only to volumes sold after the date of the agreements, but also to volumes sold from January to the date of the agreement for the major European steelmakers and from April to the date of the agreement for the major Asian steelmakers.

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Adjustment invoices in respect of previously delivered volumes are sent shortly after all details relating to the agreements are finalized, and the related revenues are recognized when the invoice is sent. In the first half of 2003, we reached final agreements with, and sent adjustment invoices to, some, but not all, of the major steelmakers with whom we reached initial agreements in May and June, and the invoiced amounts were recorded as revenues in the first half of 2003.

     We are still conducting price negotiations with some of our customers so the new reference prices were not competely reflected in the first half of 2003. As a result, the full impact of the reference price increases on our revenues will not be felt until the second half of 2003.

     Actual average selling prices for iron ore were 1% higher in the first half of 2003 than in the first half of 2002, reflecting the limited initial effects of the price increases agreed with major steelmakers in May 2003.

     The average selling price for pellets were 2% lower in the first half of 2003 compared with the first half of 2002. The decrease in the average selling price of pellets resulted from a change in the mix of products sold that more than offset the limited initial impact of the pellet price increases agreed with major steelmakers.

Gold

     Gross revenues from sales of gold decreased 76.8%, from US$ 69 million in the first half of 2002 to US$ 16 million in the first half of 2003, reflecting the closure of our Igarapé Bahia gold mine in 2002 and reduced production at Fazenda Brasileiro, which is nearing the end of its productive life and has encountered lower gold yields. The reduction in gross revenues resulted primarily from an 80.0% decrease in volume sold, which was partially offset by a 15.8% increase in average selling prices in the first half of 2003. The increase in average selling prices reflects higher world gold prices in the first half of 2003 due primarily to the devaluation of the U.S. dollar in relation to other currencies, mainly the euro.

     In June 2003, we signed an agreement with Yamana Resources Inc., to sell Fazenda Brasileiro for US$ 20.9 million. The sale was completed in August 15, 2003. Since completion of the sale, our gold operations have been interrupted, and we do not expect them to resume until the start-up of the copper projects that we are currently developing in Carajás, which are expected to produce gold as a by-product of the copper mining process.

Manganese and Ferroalloys

     Gross revenues from sales of manganese and ferroalloys increased by 32.3% from US$ 124 million in the first half of 2002 to US$ 164 million in the first half of 2003. This reflects:

•	A 42.1% increase in sales of managnese, from US$ 19 million in the first half of 2002 to US$ 27 million in the first half of 2003, driven by higher sales volume, which increased by 65% primarily due to the first shipments of manganese sinter feed from our Carajas mines to China. The higher volumes were partially offset by lower average selling prices, which decreased 16.1% in the first half of 2003 due primarily to the impact of the devaluation of the real upon prices for manganese sold in Brazil, for which prices are quoted in reais; and

•	A 30.5% increase in gross revenues from ferroalloys from US$ 105 million in the first half of 2002 to US$ 137 million in the first half of 2003. The increase was driven by higher sales volume, which increased 11.9%, and by higher average selling prices, which increased 16% in the first half of 2003. The higher volumes primarily reflect strong demand for steel in the first half of 2003 driven primarily by China, and the impact of energy rationing in Brazil, which resulted in lower ferroalloy production in the first half of 2002. The increase in average selling prices primarily reflects the higher demand.

Potash

     Gross revenues from sales of potash increased by 5.0% from US$ 40 million in the first half of 2002 to US$ 42 million in the first half of 2003. The increase reflects a 0.7% increase in volume compared to the first half of 2002 due to demand from the domestic fertilizer sector and a 4% rise in average selling prices. Demand for potash in the first half of 2003 exceeded production capacity, and we expect this trend to continue throughout 2003.

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Kaolin

     Gross revenues from sales of kaolin increased by 50.0% from US$ 20 million in the first half of 2002 to US$ 30 million in the first half of 2003. The increase in gross revenues primarily reflects a 56.1% increase in volume as a result of increased marketing efforts, which was partially offset by a 4.0% decline in average selling prices.

Logistic Services

     Gross revenues from logistic services increased by 4.5% to US$ 253 million in the first half of 2003 from US$ 242 million in the first half of 2002. A large part of the performance in logistics services in the first half of 2003 can be explained by our exploitation of opportunities provided by agricultural production, especially grains, and by increased shipments due to higher Brazilian steel production in the first half of 2003. In particular, the increase in gross revenues from logistic services reflects:

•	a 10.0% increase in gross revenues from port operations from US$ 60 million in the first half of 2002 to US$ 66 million in the first half of 2003. The increase in port operations gross revenues was driven by an 18.1% increase in services rendered, reflecting our exploitation of opportunities provided by agricultural production, especially grains destined for the export market. The volume growth was partially offset by an 11.7% decrease in average selling prices, primarily reflecting the impact of the devaluation of the real on the port operations prices, most of which are quoted in reais;

•	a 10.5% increase in gross revenues from shipping, from US$ 38 million in the first half of 2002 to US$ 42 million in the first half of 2003. This increase in gross revenues reflects:

	o	a 93% increase in gross revenue from bulk transportation, driven primarily by a substantial increase in volume transported in the first half of 2003. This increase primarily reflects a decision in the second half of 2002 to provide these activities using ships rented from third parties. Average selling prices decreased 31% in the first half of 2003 compared to the first half of 2002 due to a change in the products shipped. During the first half of 2002, we transported higher quantities of steel slab, for which prices charged are higher than for the other products such as iron ore, manganese and coal that made up the bulk of the freight we transported in the first half of 2003; and

	o	a 39.1% decrease in gross revenue from cargo transportation, reflecting a 21% decrease in volume transported, and a 20% decrease in average selling prices. The decrease in volume resulted primarily from the removal of one ship from service during the first half of 2003 for maintenance and the end of a charter contract with one of our customers in the first half of 2003. The decrease in average selling prices primarily reflects the impact of the devaluation of the real on our prices, most of which are denominated in reais.

•	Gross revenues from railroad transportation increased 0.7% from US$ 144 million in the first half of 2002 to US$ 145 million in the first half of 2003. The increase in gross revenues from railroad transportation primarily reflects a 9% increase in average selling prices due to fare increases at the end of 2002 and in the first half of 2003, partially offset by an 8.2% decrease in volume transported, reflecting lower volume of iron ore shipped to Brazilian clients.

Aluminum-Related Products

     Gross revenues from aluminum products increased 113.9% from US$ 166 million in the first half of 2002 to US$ 355 million in the first half of 2003. This increase reflects:

•	a US$ 175 million increase in gross revenues from sales of alumina from US$ 22 million in the first half of 2002 to US$ 197 million in the first half of 2003. The increased revenues from alumina reflect the consolidation of Alunorte beginning in June 2002, when we acquired control of this previously affiliated company. Gross revenues in the first half of 2003 were also positively affected by the completion of a recent capacity expansion at Alunorte, which went on-line in March 2003. Average selling prices for alumina were 10.8% higher in the first half of 2003 than in the first half of 2002, reflecting the increase in demand for alumina in the world market.

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•	a 10.4% increase in gross revenues from sales of aluminum, from US$ 134 million in the first half of 2002 to US$ 148 million in the first half of 2003. The increase in gross revenues from aluminum resulted from increased worldwide demand for aluminum, which led to a 4.2% increase in volume sold and a 6% increase in average selling prices; and

•	steady revenues from sales of bauxite, which amounted to US$ 10 million in both the first half of 2002 and the first half of 2003. The steady gross revenues from bauxite resulted from a 17% decrease in volume sold, reflecting lower purchases from MRN in the first half of 2003 and a 20% increase in average selling prices that reflected both a general rise in worldwide bauxite prices and the end of an arrangement under which we charged one of our customers prices at 2001 levels during the first half of 2002.

Other products and services

     Gross revenues from other products and services decreased 61.5% from US$ 13 million in the first half of 2002 to US$ 5 million in the first half of 2003, primarily reflecting our exit from the pulp and paper business, which was completed in 2002.

Operating costs and expenses

     The following table summarizes our operating costs and expenses for the periods indicated.

		Six months ended June 30

		2003		2002

		(millions of US$)
Cost of ores and metals sold	US$	866	US$	813
Cost of logistic services		143		133
Cost of aluminum-related products		299		160
Others		3		14

Cost of goods sold		1,311		1,120
Selling, general and administrative expenses		94		108
Research and development, employee profit sharing and other cost and expense		124		109

Total operating costs and expenses	US$	1,529	US$	1,337

Cost of goods sold

     Total cost of goods sold increased 17.1% from US$ 1,120 million in the first half of 2002 to US$ 1,311 million in the first half of 2003. CVRD’s costs, as expressed in U.S. dollars, were positively affected by the depreciation of the real against the U.S. dollar because the majority of CVRD’s costs and expenses are denominated in reais. The average rate of exchange was R$2.44 to US$ 1.00 during the first half of 2002 and R$3.23 to US$ 1.00 during the first half of 2003, representing a depreciation of 24.5%.

     Cost of ores and metals sold increased by 6.5% to US$ 866 million in the first half of 2003 from US$ 813 million in the first half of 2002, primarily due to increased production volumes required by the 8% increase in sales of iron ore and pellets. A portion of the increase in the cost of ores and metals sold also reflects the higher costs associated with purchases of iron ore from third parties to meet excess demand.

     Cost of logistic services increased by 7.5% from US$ 133 million in the first half of 2002 to US$ 143 million in the first half of 2003, whereas the corresponding revenue increased by only 4.5%. The increase in costs at a rate greater than the increase in revenues primarily reflects an increase in the number of ships chartered by Docenave.

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     Cost of aluminum related products increased by 86.9% from US$ 160 million in the first half of 2002 to US$ 299 million in the first half of 2003. The increase is primarily due to the consolidation of Alunorte beginning in June 2002, which accounted for US$ 137 million in consolidated costs during the first half of 2003.

     Cost of other products and services declined 78.6% from US$ 14 million in the first half of 2002 to US$ 3 million in the first half of 2003, primarily due to lower volumes of pulp purchases following our exit from the pulp and paper business.

Selling, general and administrative expenses

     Selling, general and administrative expenses decreased 13.0% from US$ 108 million in the first half of 2002 to US$ 94 million in the first half of 2003. Despite higher real-denominated expenses in the first half of 2003 related to increased volumes, our costs as expressed in U.S. dollars declined due to the depreciation of the real against the U.S. dollar.

Non-Operating Income (Expenses)

     The following table details our non-operating income (expenses) for the periods indicated.

		Six months ended June 30

		2003		2002

		(millions of US$)
Financial income	US$	57	US$	77
Financial expenses		(146)		(179)
Foreign exchange and monetary gains (losses, net)		307		(331)

Non-operating income (expenses)	US$	218	US$	(433)

     Net non-operating income in the first half of 2003 amounted to US$ 218 million compared to net non-operating expenses of US$ 433 million in the first half of 2002. This change primarily reflects:

•	the positive effect of exchange rate movements on our net U.S.-dollar denominated liabilities (mainly short and long-term debt less cash and cash equivalents). Our net foreign exchange and monetary result generated a gain of US$ 307 million in the first half of 2003 compared to a loss of US$ 331 million in the first half of 2002;

•	a decrease in financial income from US$ 77 million in the first half of 2002 to US$ 57 million in the first half of 2003 due to reductions in international interest rates; and

•	a decrease in financial expenses from US$ 179 million in the first half of 2002 to US$ 146 million in the first half of 2003, primarily as a result of a decline in LIBOR and other interest rates compared to the first half of 2002.

Income Taxes

     In the first half of 2003 we recorded a tax expense of US$ 231 million as compared to a tax benefit of US$ 110 million in the first half of 2002. Our tax expense at statutory rates would have been US$ 329 million in the first half of 2003 and US$ 67 million in the first half of 2002. The difference is principally due to the tax benefit of tax-deductible dividends that we pay in the form of interest on shareholders’ equity, which amounted to US$ 122 million in the first half of 2003, as compared to US$ 43 million in the first half of 2002. Income tax expense in the first half of 2003 was also affected by the recording of a US$ 42 million expense in respect of exempt foreign income in the first half of 2003, compared to a tax benefit of US$ 92 million in the first half of 2002. This resulted from changes in Brazilian tax legislation regarding the treatment of foreign income.

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Affiliates and Joint Ventures

     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$ 129 million in the first half of 2003 compared to a loss of US$ 48 million in the first half of 2002. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for loses on equity investments for the periods indicated.

		Six months ended June 30

		2003		2002

		(millions of US$)
Iron Ore and Pellets
Equity in results of affiliates and joint ventures	US$	66	US$	20
Provision for losses on equity investments		9		(5)

Subtotal		73		15

Logistics
Equity in results of affiliates and joint ventures		—		(20)
Provision for losses on equity investments		(82)		(21)

Subtotal		(82)		(41)

Aluminum and Bauxite
Equity in results of affiliates and joint ventures		94		—
Provision for losses on equity investments		1		(12)

Subtotal		95		(12)

Steel
Equity in results of affiliates and joint ventures		35		(7)
Provision for losses on equity investments		(1)		—

Subtotal		34		(7)

Others
Equity in results of affiliates and joint ventures		7		(3)

Subtotal		7		(3)

Total
Equity in results of affiliates and joint ventures		202		(10)
Provision for losses on equity investments		(73)		(38)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	129	US$	(48)

     Iron Ore and Pellets. Our equity in the results of iron ore and pellet affiliates and joint ventures and related provisions for losses on equity investments amounted to a gain of US$ 73 million in the first half of 2003, compared to a gain of US$ 15 million in first half of 2002. The higher gain in the first half of 2003 resulted primarily from improved results at Caemi (where our share of net income increased from of US$ 1 million in the first half of 2002 to US$ 12 million in the first half of 2003), Samarco (where our share of net income increased from US$ 8 million in the first half of 2002 to US$ 42 million in the first half of 2003) and Kobrasco (which contributed US$ 9 million to our net income in the first half of 2003 after reducing our net income by US$ 7 million in the first half of 2002). The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets and an increase in market share.

     Logistics. In the first half of 2003, our equity in the results of logistics affiliates and joint ventures and related provisions for losses amounted to a net loss of US$ 82 million, compared with a net loss of US$ 41 million in the first half of 2002. The higher net loss in the first half of 2003 was driven primarily by the recording of a provision for losses related to FCA of US$ 84 million in the first half of 2003, compared to a provision for losses related to FCA of US$ 10 million in the first half of 2002. We recorded higher provisions for losses related to FCA in the first half of 2003 due to a sharp rise in costs related to FCA’s principal concession contract. The higher provisions for losses related to FCA were partially

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offset by an improvement at MRS Logistica, where we reversed a provision for losses of US$ 4 million in the first half of 2003, after recording negative equity of US$ 20 million and a provision for losses of US$ 7 million in the first half of 2002.

     Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and related provisions for losses on equity investments improved from a net loss of US$ 12 million in the first half of 2002 to a net gain of US$ 95 million in first half of 2003, due primarily to improved results of Albrás, which contributed US$ 80 million (in the form of US$ 79 million of equity in its results and a US$ 1 million release of a provision for losses) to our net income in the first half of 2003, compared with a provision of losses of US$ 18 million in the first half of 2002. The loss in the first half of 2002 included a US$ 23 million provision for losses related to Alunorte prior to its consolidation beginning on June 30, 2002.

     In the first half of 2003, our affiliates in the aluminum sector recorded exchange gains due to the effects of the appreciation of the real at June 30, 2003 compared to December 31, 2002 on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Albrás, Valesul and MRN in the first half of 2003 were influenced by the following factors:

•	Albrás. In the first half of 2003, Albrás generated net income of US$ 156 million on net sales of US$ 279 million, compared to a net loss of US$ 42 million in the first half of 2002 on net sales of US$ 260 million. Our portion of net income of Albrás was US$ 80 million in the first half of 2003 compared with a net loss of US$ 12 million in the first half of 2002. The 7.3% increase in net sales at Albrás resulted primarily from a 5.6% increase in sales volume due to increased worldwide demand for Aluminum and process improvements that helped expand production capacity. This increase in sales volume was reinforced by a 0.4% increase in the average sales price of aluminum from US$ 1,326.65 per ton in the first half of 2002 to US$ 1,331.94 per ton in the first half of 2003. The impact of the appreciation of the real on Albrás’ foreign currency denominated debt was the main driver for the increase in earnings during the period.

•	Valesul. In the first half of 2003, Valesul generated net income of US$ 9 million on net sales of US$ 76 million, compared to net income of US$ 9 million in the first half of 2002 on net sales of US$ 78 million. CVRD’s portion of the net income of Valesul was US$ 5 million in the first half of 2003 compared to US$ 4 million in the first half of 2002.

•	MRN. In the first half of 2003, MRN generated net income of US$ 24 million on net sales of US$ 105 million, compared to net income of US$ 38 million in the first half of 2002 on net sales of US$ 75 million. Our portion of the net income of MRN was US$ 10 million in the first half of 2003 and US$ 19 million in the first half of 2002. The decline in profitability at MRN primarily reflects an increase in the financial expenses in the first half of 2003 compared to the first half of 2002 due to the financing of the capacity expansion that began operations in March 2003. This factor more than offset the positive impact of an increase in MRN's revenues in the first half of 2003 compared to the first half of 2002 due to a 40.0% increase in sales volume and a 2.7% increase in average selling prices for bauxite and the gain on sales of shares of Alunorte in the second quarter of 2002.

        Steel. In the first half of 2003, CVRD recorded a net gain of US$ 34 million in respect of its equity in the results of steel affiliates and joint ventures and related provisions for losses on equity investments, after recording a net loss of US$ 7 million in the first half of 2002. The increase reflects improved performance at each of Usiminas, and CST, which more than offset lower returns in respect of our investment in CSI. The improved performance at CST primarily reflects lower energy costs in Brazil. The improved performance at Usiminas primarily reflects increased sales volumes and the positive impact of exchange rate variations on Usiminas’ U.S. dollar-denominated debt. Our equity in the results of CSI declined from US$ 6 million in the first half of 2002 to US$ 3 million in the first half of 2003, reflecting lower volumes sold by CSI in the first half of 2003.

     Other Affiliates. Our equity in the results of our other affiliates and joint ventures and related provisions for losses on equity investments improved from a net loss of US$ 23 million in the first half of 2002 to a net gain of US$ 7 million in the first half of 2003. This improvement reflects improved results at Fosfertil due primarily to the impact of the appreciation of the real on Fosfertil’s foreign currency denominated debt.

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Liquidity and Capital Resources

Overview

     Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our currently anticipated capital requirements.

     In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments either directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods.

     In the second half of 2003, we expect our major cash needs to amount to approximately US$ 2.2 billion, which includes payment of the purchase price for Caemi, payment of dividends, repayment of debt and capital expenditures. We currently expect to meet our cash needs for the remainder of 2003 primarily through a combination of operating cash flow and cash and cash equivalents on hand.

Sources of Funds

     Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At June 30, 2003, we had cash and cash equivalents of US$ 966 million. Our operating activities generated positive cash flows of US$ 808 million in the first half of 2003. In addition to the above sources of liquidity, we believe we are well-positioned to raise additional capital in the debt markets to the extent needed. We are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets.

Uses of Funds

Capital Expenditures

     In the first half of 2003, we used US$ 725 million in investing activities, of which US$ 506 million constituted capital expenditures. We expect to incur a total of approximately US$ 1.5 billion in capital expenditures for the year 2003, which is lower than the US$ 1.7 billion we announced at the beginning of 2003. This difference is mainly due to capacity constraints in the railroad equipment industry, which will not be able to deliver all of the locomotives and wagons we planned to order for 2003.

Dividends

     In accordance with our dividend policy, in January 2003, management proposed the payment of a minimum dividend for 2003 of US$ 400 million. The first installment of this dividend was paid on April 30, 2003. The remaining US$ 200 million of the minimum dividend proposed in January 2003 will be submitted to the board of directors at the meeting that will take place on October 15, 2003, and will be paid on October 31, 2003.

     In addition to this amount, on August 27, 2003 the board of directors approved an additional payment of the equivalent in reais of US$ 250 million, converted using the exchange rate of August 26, 2003, to be paid on October 31, 2003.

Debt

     At June 30, 2003, we had aggregate outstanding debt of US$ 3,282 million, consisting of short-term debt (including US$ 1,021 million in current portion of long-term debt) of US$ 1,216 million, and long-term debt (excluding current portion) of US$ 2,066 million. At June 30, 2003, approximately US$ 455 million of our debt was secured by liens on some of our assets.

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Since June 30, 2003, we have raised US$ 550 million in additional debt through our finance subsidiaries. On July 28, 2003, our wholly-owned subsidiary CVRD Finance Ltd issued US$ 250 million in 4.43% notes due 2013. On August 8, 2003, Vale Overseas Limited issued US$ 300 million of 9% Guaranteed Notes due 2013 that are guaranteed by CVRD.

Off-balance sheet arrangements

     At June 30, 2003, our off-balance sheet arrangements consisted solely of guarantees. At June 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 484 million, of which US$ 350 million is denominated in U.S. dollars and the remaining US$ 134 million is denominated in local currency. We expect no losses to arise as a result of these guarantees. We have made no charges for extending these guarantees, except in the case of Albrás and Samarco. See Note 9 to our unaudited interim consolidated financial statements for more information concerning these guarantees.

Recent Accounting Pronouncements

     In June 2002, the FASB issued its Statement of Financial Accounting Standards No. 146 – “Accounting for Costs Associated with Exit or Disposal Activities,” which we refer to as SFAS 146. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

     In November 2002, the FASB issued Interpretation No. 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which we refer to as FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure required by FIN 45, applicable as from December 31, 2002, is set forth in Note 9 to our unaudited interim financial statements for the first half of 2003. We have not issued any material guarantees since December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46 – “Consolidation of Variable Interest Entities,” which we refer to as FIN 46. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. FIN 46 applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and do not expect FIN 46 to have a material impact on our financial statements.

     In April 2003, the FASB issued its Statement of Financial Accounting Standards No. 149, which we refer to as SFAS 149. SFAS 149 amends SFAS 133 on Derivative Instruments and Hedging Activities. In particular, SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated in the following sentence and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that were effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. We are evaluating the impact of this standard on our financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 – “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which we refer to as SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We have not created or modified any such contracts since June 15, 2003.

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Other Matters

     As noted under “Operating Review and Financial Prospects–Critical Accounting Policies–Contingencies” in our Form 20-F, in light of the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. Under applicable Brazilian tax legislation, we estimate our total contingent tax liabilities at June 30, 2003 at approximately US$ 600 million. We have recorded provisions for US$ 297 million of this amount. Based on our analysis of applicable Brazilian tax legislation, we believe we have valid grounds to avoid the payment of the remaining US$ 303 million of such contingent tax liabilities and that the possibility of any loss arising from such liabilities is remote.

INDEX TO INTERIM AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS

Report of Deloitte Touche Tohmatsu dated July 19, 2002 with respect to the interim financial statements of Albras for the six-month periods ended June 30, 2002 and 2001

Report of Trevisan dated July 18, 2003 with respect to the interim financial statements of Albras for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 19, 2002 with respect to the interim financial statements of Alunorte for the six-month periods ended June 30, 2002 and 2001

Report of Trevisan dated July 18, 2003 with respect to the interim financial statements of Alunorte for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 25, 2002 with respect to the interim financial statements of Docenave for the six-month periods ended June 30, 2002 and 2001

Report of Deloitte Touche Tohmatsu dated July 15, 2003 with respect to the interim financial statements of Hispanobras for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 15, 2003 with respect to the interim financial statements of Itabrasco for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 19, 2002 with respect to the interim financial statements of Kobrasco for the six-month period ended June 30, 2002

Report of Deloitte Touche Tohmatsu dated July 16, 2003 with respect to the interim financial statements of Kobrasco for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 15, 2002 with respect to the interim financial statements of MRN for the six-month period ended June 30, 2002

Report of Deloitte Touche Tohmatsu dated July 11, 2003 with respect to the interim financial statements of MRN for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 19, 2002 with respect to the interim financial statements of Nibrasco for the six-month periods ended June 30, 2002 and 2001

Report of Deloitte Touche Tohmatsu dated July 16, 2003 with respect to the interim financial statements of Nibrasco for the six-month period ended June 30, 2003

Report of Deloitte Touche Tohmatsu dated July 23, 2002 with respect to the interim financial statements of Sibra for the six-month period ended June 30, 2002

Report of Deloitte Touche Tohmatsu dated July 17, 2003 with respect to the interim financial statements of Sibra for the six-month period ended June 30, 2003

Report of KPMG Auditores Independentes dated July 10, 2002 with respect to the interim financial statements of Valesul for the six-month period ended June 30, 2002

Report of Deloitte Touche Tohmatsu dated July 4, 2003 with respect to the interim financial statements of Valesul for the six-month period ended June 30, 2003

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders of
ALBRAS – Alumínio Brasileiro S.A.
Barcarena – PA

We have reviewed the accompanying condensed balance sheet of ALBRAS – Alumínio Brasileiro S.A. as of June 30, 2002 and the related condensed statements of operations and changes in stockholders’ equity (deficiency) for the six-month periods ended June 30, 2002 and 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2001, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated January 24, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

July 19, 2002

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INDEPENDENT ACCOUNTANT’S REPORT

To the Directors and Stockholders’ of
ALBRAS – Alumínio Brasileiro S. A.
Barcarena – PA

1	We have reviewed the accompanying condensed balance sheet of ALBRAS – Alumínio Brasileiro S.A. as of June 30, 2003 and the related condensed statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period ended June 30, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

2	We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3	Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4	The balance sheet of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2002 and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated January 17, 2003 expressed an unqualified opinion.

July 18, 2003

TREVISAN AUDITORES INDEPENDENTES

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INDEPENDENT ACCOUNTANTS’ REPQRT

To the Directors and Stockholders of
Alunorte – Alumina do Norte do Brasil S.A.
Barcarena – PA

We have reviewed the accompanying condensed balance sheet of Alunorte – Alumina do Norte do Brasil S.A. as of June 30, 2002 and the related condensed statements of operations, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2002 and 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Alunorte – Alumina do Norte do Brasil S.A. as of December 31, 2001, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein) and in our report dated January 24, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

July 19, 2002

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders’ of
Alunorte – Alumina do Norte do Brasil S. A.
Barcarena – PA

1.	We have reviewed the accompanying condensed balance sheet of Alunorte – Alumina do Norte do Brasil S. A. as of June 30, 2003 and the related condensed statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period ended June 30, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	The balance sheet of Alunorte – Alumina do Norte do Brasil S. A. as of December 31, 2002 and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated January 17, 2003 expressed an unqualified opinion.

July 18, 2003

TREVISAN AUDITORES INDEPENDENTES

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INDEPENDENT ACCOUNTANTS’ REPORT

To The Board of Directors and Stockholders of
Navegação Vale do Rio Doce S.A. – DOCENAVE
Rio de Janeiro – RJ
Brazil

We have reviewed the accompanying consolidated balance sheet of Navegação Vale do Rio Doce S.A. – DOCENAVE as of June 30, 2002 and the related consolidated statements of operations and changes in stockholders’ equity for the six-month periods ended June 30, 2002 and 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The statements of cash flows for the six-month periods ended June 30, 2002 and 2001 and the notes to the financial statements have not been presented; which we believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

Based on our reviews, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Navegação Vale do Rio Doce S.A. – DOCENAVE as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated January 25, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

July 25, 2002

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Stockholders of
Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS
Vitória — Brazil

1.	We have reviewed the accompanying balance sheet of Companhia Hispano-Brasileira de Pelotização– Hispanobras (a Brazilian corporation and an investee of Companhia Vale do Rio Doce – CVRD) as of June 30, 2003 and 2002 (translated into U.S. dollars) and the related statements of income and other comprehensive income (loss), changes in stockholders’ equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

July 15, 2003

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Stockholders of
Companhia Ítalo-Brasileira de Pelotização – ITABRASCO
Vitória — Brazil

l.	We have reviewed the accompanying balance sheet of Companhia Ítalo-Brasileira de Pelotização– ITABRASCO, (a Brazilian corporation and an investee of Companhia Vale do Rio Doce – CVRD), as of June 30, 2003 and 2002 (translated into U.S. dollars) and the related statements of income and other comprehensive income (loss), changes in stockholders’ equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

July 15, 2003

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Stockholders of
Companhia Coreano-Brasileira de Pelotização – KOBRASCO
Vitória — ES

l.	We have reviewed the accompanying consolidated balance sheet of Companhia Coreano-Brasileira de Pelotização - KOBRASCO as of June 30, 2002 and the related consolidated statements of operations and changes in stockholders’ equity for the six-month periods ended June 30, 2002 and 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The Company did not record a valuation allowance in the amount of US$23,308 thousand as of June 30, 2002 (US$24,758 thousand as of December 31, 2001), in respect of recoverable value added tax (ICMS) credits originated from purchases of raw materials and other supplies, the realization of which is currently not determinable.

4.	The statements of cash flows for the six-month periods ended June 30, 2002 and 2001 and the notes to the financial statements have not been presented, which we believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

5.	Based on our reviews, except for the effects of the matters described in paragraphs 3 and 4, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

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Companhia Coreano-Brasileira de Pelotização — KOBRASCO

6.	We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Coreano-Brasileira de Pelotização - KOBRASCO as of December 31, 2001, and the related statements of operations, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 18, 2002, we expressed a qualified opinion on those financial statements regarding the matter described in paragraph 3. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

July 19, 2002

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders of
Companhia Coreano-Brasileira de Pelotização — KOBRASCO
Vitória — ES

1.	We have reviewed the accompanying consolidated balance sheet of Companhia Coreano-Brasileira de Pelotização– KOBRASCO as of June 30, 2003 and the related consolidated statements of operations and comprehensive income and changes in stockholders’ deficiency for the six-month periods ended June 30, 2003 and 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The statements of cash flows for the six-month periods ended June 30, 2003 and 2002 and the notes to the financial statements have not been presented, which we believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

4.	Based on our reviews, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

5.	We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Coreano-Brasileira de Pelotização– KOBRASCO as of December 31, 2002, and the related statements of operations, stockholders’ deficiency and cash flows for the year then ended (not presented herein); and in our report dated January 17, 2003, we expressed an unqualified opinion on those financial statements.

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Companhia Coreano-Brasileira de Pelotização– KOBRASCO

6.	Our review was made for the purpose of expressing the limited assurance described in the paragraph 2 concerning the financial statements taken as a whole. The additional information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This additional information is the responsibility of the Company’s management. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made thereto in order for such information, when considered in relation to the basic financial statements, to be in conformity with the requirements of the Parent Company – Companhia Vale do Rio Doce (CVRD).

7.	This report is intended solely for the information and use of the directors and stockholders of Companhia Coreano-Brasileira de Pelotização – KOBRASCO and should not be used by anyone other than these specified parties.

July 16, 2003

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of

Mineração Rio do Norte S.A.:

1.	We have reviewed the accompanying balance sheets of MINERAÇÃO RIO DO NORTE S.A. (a Brazilian corporation), translated into U.S. dollars, as of June 30, 2002, and the related translated statements of income, changes in stockholders equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the company’s management.

2.	We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	These translated financial statements have been prepared as the basis for application of the equity method by its stockholders and, accordingly, they translate the assets, liabilities, stockholders’ equity and revenues and expenses of Mineração Rio do Norte S.A. for that purpose, as explained in Note 2.

4.	Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

5.	The financial statements for the six-month period ended June 30, 2001, were reviewed by other independent public accountants, whose the report, dated July 27, 2001, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with accounting principles generally accepted in the United States and included a paragraph mentioning that the financial statements of the associated company Alunorte – Alumina do Norte do Brasil S.A. as of June 30, 2001 were reviewed by other independent public accountants.

6.	This report is intended solely for the use of the specified users mentioned above and is not intended to be and should not be used by anyone other than these specified parties.

Rio de Janeiro, Brazil, July 15, 2002.

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INDEPENDENT ACCOUNTANT’S REPORT

To the Stockholders and Board of Directors of
Mineração Rio do Norte S.A.:

(1)	We have reviewed the accompanying balance sheets of Mineração Rio do Norte S.A. (a Brazilian corporation), as of June 30, 2003 and 2002, and the related statements of income, changes in stockholders’ equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management.

(2)	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

(3)	Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil

July 11, 2003

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders of
Companhia Nipo-Brasileira de Pelotização — NIBRASCO
Vitória — ES

We have reviewed the accompanying balance sheet of Companhia Nipo-Brasileira de Pelotização — NIBRASCO as of June 30, 2002 and the related statements of operations and changes in stockholders’equity for the six-month periods ended June 30, 2002 and 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The statements of cash flows for the six-month periods ended June 30, 2002 and 2001 and the notes to the financial statements have not been presented, which we believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

Based on our reviews, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Companhia Nipo-Brasileira de Pelotização – NIBRASCO as of December 31, 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 18, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

July 19, 2002

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders of
Companhia Nipo-Brasileira de Pelotização — NIBRASCO
Vitória — ES

1.	We have reviewed the accompanying balance sheet of Companhia Nipo-Brasileiira de Pelotização – NIBRASCO as of June 30, 2003 and the related statements of operations and comprehensive income and changes in stockholders’ equity for the six-month periods ended June 30, 2003 and 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The statements of cash flows for the six-month periods ended June 30, 2003 and 2002 and the notes to the financial statements have not been presented, which we believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

4.	Based on our reviews, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

5.	We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Companhia Nipo-Brasileira de Pelotização– NIBRASCO as of December 31, 2002, and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 17, 2003, we expressed an unqualified opinion on those financial statements.

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2

Companhia Nipo-Brasileira de Pelotização – NIBRASCO

6.	Our review was made for the purpose of expressing the limited assurance described in the paragraph 2 concerning the financial statements taken as a whole. The additional information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This additional information is the responsibility of the Company’s management. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made thereto in order for such information, when considered in relation to the basic financial statements, to be in conformity with the requirements of the Parent Company — Companhia Vale do Rio Doce (CVRD).

7.	This report is intended solely for the information and use of the directors and stockholders of Companhia Nipo-Brasileira de Pelotização – NIBRASCO and should not be used by anyone other than these specified parties.

July 16, 2003

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INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Stockholders, Administrative Council and Directors of
SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A.

We have reviewed the accompanying special-purpose standard form of SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A. and Subsidiaries for the six month period ended June 30, 2002, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. As described therein, the special-purpose standard form has been prepared solely for the purpose of consolidation with the financial statements of Companhia Vale do Rio Doce in accordance with the Companhia Vale do Rio Doce Group instructions dated April 12, 2002; they are not intended to present financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. All information included in the special-purpose standard form is the representation of the management of SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America and in Brazil, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying special-purpose standard form in order for the information therein to be in conformity with accounting principles generally accepted in the United States of America and accounting practices arising from Brazilian Corporate Law for such special-purpose standard form to be in accordance with the requirements of the Companhia Vale do Rio Doce consolidation instructions dated April 12, 2002.

The affiliated company Companhia Paulista de Ferro-Ligas has various pending legal suits and notices of violation. Based on the opinion of their legal advisors, Management has constituted provisions, which it believes are sufficient to cover expected losses in the amount of US$ 2,055 thousand.

Our review was made for the purpose of expressing the limited assurance described in the preceding paragraph concerning the financial statements taken as a whole. The additional information in the supporting schedules included in the special-purpose standard form are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The additional information is the responsibility of the Company’s management. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made thereto in order for such information, when considered in relation to the basic financial statements, to be in conformity with accounting principles generally accepted in the United States of America and accounting practices arising from Brazilian Corporate Law in accordance with the requirements of the Parent Company Group consolidation instructions referred to above.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Salvador – Brazil

July 23, 2002

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INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Stockholders, Administrative Council and Directors of
SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A

1.	We have reviewed the accompanying special-purpose standard form of SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A. and Subsidiaries for the six-month ended June 30, 2003, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. As described therein, the special-purpose standard form has been prepared solely for the purpose of consolidation with the financial statements of Companhia Vale do Rio Doce in accordance with the Companhia Vale do Rio Doce Group instructions dated April 12, 2002; they are not intended to present financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America and in Brazil. All information included in the special-purpose standard form is the representation of the management of SIBRA – ELETROSIDERÚRGICA BRASILElRA S.A.

2.	A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America and in Brazil, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The financial statements do not contemplate the effects of the application of the Statement of Financial Standards SFAS-143 for the six-month period ended June 30, 2003. The Company is in the process of analyzing these effects.

4.	Based on our review, except for the matter mentioned in paragraph 3, we are not aware of any material modifications that should be made to the accompanying special-purpose standard form in order for the information therein to be in conformity with accounting principles generally accepted in the United States of America and accounting practices arising from Brazilian Corporate Law for such special-purpose standard form to be in accordance with the requirements of the Companhia Vale do Rio Doce consolidation instructions dated April 12, 2002.

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5.	Our review was made for the purpose of expressing the limited assurance described in the preceding paragraph concerning the financial statements taken as a whole. The additional information in the supporting schedules included in the special-purpose standard form are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The additional information is the responsibility of the Company’s management. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made thereto in order for such information, when considered in relation to the basic financial statements, to be in conformity with accounting principles generally accepted in the United States of America and accounting practices arising from Brazilian Corporate Law in accordance with the requirements of the Parent Company Group consolidation instructions referred to above.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Salvador – Brazil

July 17, 2003

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INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors of
Valesul Alumínio S.A.

We have reviewed the accompanying balance sheets of Valesul Alumínio S.A. as of June 30, 2002 and 2001 and the related statements of income, changes in stockholders’ equity and comprehensive loss and cash flows for the six-months periods then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

As more fully described in Notes 4 and 8 to the financial statements, the company has adjusted its property, plant and equipment and deferred income taxes accounting balances as a result of corrections of errors. Consequently, the Company’s financial statements for the six-months period ended June 30, 2001 referred to above have been restated to reflect these adjustments.

July 10, 2002

Rio de Janerio, Brazil

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INDEPENDENT ACCOUNTANT’S REPORT

To the Directors and Stockholders
Valesul Alumínio S.A.
Rio de Janeiro – RJ

l.	We have reviewed the accompanying balance sheet of Valesul Alumínio S.A. (a Brazilian corporation and a indirect investee of Cornpanhia Vale do Rio Doce – CVRD), translated into United States dollars, as of June 30, 2003, and the related translated statements of income, changes in stockholders' equity and cash flows for the semester then ended. These financial statements are the responsibility of the Company's management.

2.	We conducted our review in accordance with standards established by the American Institute of Certified Public Accounts. A review of interim financial information consists principally of applying analytical review procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	The financial statements as of and for the semester ended June 30, 2002, were reviewed by other independent accountants, whose report, dated July 10, 2002, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil, July 4, 2003

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002	F-3

Consolidated Statements of Income for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-6

Consolidated Statements of Changes in Stockholders' Equity for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-7

Notes to the Consolidated Financial Information	F-8

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2003, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002. This financial information is the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$ 260 million at June 30, 2003 and equity in earnings (losses) which total US$ 9 million, US$ 10 million, US$ (23) million, US$ 19 million and US$ 4 million for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002, respectively, and that of certain subsidiaries, which statements reflect total revenues of US$ 72 million and US$ 143 million for the three-month and six-month periods ended June 30, 2002, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated February 21, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
August 7, 2003

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Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June 30,	December
	2003	31, 2002

Assets	(unaudited)

Current assets
Cash and cash equivalents	966	1,091
Accounts receivable
Related parties	111	121
Unrelated parties	504	539
Loans and advances to related parties	55	49
Inventories	347	292
Deferred income tax	141	211
Others	358	286

	2,482	2,589

Property, plant and equipment, net	4,502	3,297

Investments in affiliated companies and joint ventures and other
investments and provision for losses on equity investments	1,072	732
Other assets
Goodwill on acquisition of subsidiaries	507	412
Loans and advances
Related parties	78	89
Unrelated parties	79	73
Prepaid pension cost	100	79
Deferred income tax	418	358
Judicial deposits	462	239
Unrealized gain on derivative instruments	1	3
Others	82	84

	1,727	1,337

TOTAL	9,783	7,955

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Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars	(Continued)

	June 30,	December
	2003	31, 2002

Liabilities and stockholders' equity	(unaudited)
Current liabilities
Suppliers	354	325
Payroll and related charges	99	76
Interest attributed to stockholders	136	3
Current portion of long-term debt - unrelated parties	1,021	717
Short-term debt	131	184
Loans from related parties	64	64
Others	239	139

	2,044	1,508

Long-term liabilities
Employees post-retirement benefits	181	141
Long-term debt - unrelated parties	2,061	2,359
Loans from related parties	5	7
Provisions for contingencies (Note 9)	577	428
Unrealized loss on derivative instruments	77	76
Others	197	122

	3,098	3,133

Minority interests	79	27

Stockholders' equity
Preferred class A stock - 600,000,000
no-par-value shares authorized and 138,575,913 issued	1,055	904
Common stock - 300,000,000 no-par-value
shares authorized and 249,983,143 issued	1,902	1,630
Treasury stock - 4,235 (2002 - 4,481) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,378)	(5,175)
Appropriated retained earnings	2,292	2,230
Unappropriated retained earnings	3,281	3,288

	4,562	3,287

TOTAL	9,783	7,955

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

			Quarter	Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	761	746	704	1,507	1,370
Gold	7	9	35	16	69
Manganese and ferroalloys	89	75	59	164	124
Potash	21	21	24	42	40
Others	14	16	9	30	20

	892	867	831	1,759	1,623
Revenues from logistic services	138	115	131	253	242
Aluminum products	188	167	98	355	166
Other products and services	1	4	5	5	13

	1,219	1,153	1,065	2,372	2,044
Value-added tax	(49)	(43)	(44)	(92)	(78)

Net operating revenues	1,170	1,110	1,021	2,280	1,966

Operating costs and expenses
Cost of ores and metals sold	(438)	(428)	(411)	(866)	(813)
Cost of logistic services	(73)	(70)	(74)	(143)	(133)
Cost of aluminum products	(157)	(142)	(95)	(299)	(160)
Others	(2)	(1)	(8)	(3)	(14)

	(670)	(641)	(588)	(1,311)	(1,120)
Selling, general and administrative expenses	(45)	(49)	(60)	(94)	(108)
Research and development	(12)	(11)	(12)	(23)	(21)
Employee profit sharing plan	(9)	(12)	3	(21)	(6)
Others	(46)	(34)	(30)	(80)	(82)

	(782)	(747)	(687)	(1,529)	(1,337)

Operating income	388	363	334	751	629

Non-operating income (expenses)
Financial income	29	28	44	57	77
Financial expenses	(64)	(82)	(117)	(146)	(179)
Foreign exchange and monetary gains (losses), net	257	50	(326)	307	(331)

	222	(4)	(399)	218	(433)

Income before income taxes, equity results and minority interests	610	359	(65)	969	196

Income taxes
Current	(135)	(6)	3	(141)	(4)
Deferred	(25)	(65)	126	(90)	114

	(160)	(71)	129	(231)	110

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	35	94	(82)	129	(48)
Minority interests	(29)	(18)	4	(47)	3

Income (loss) from continuing operations	456	364	(14)	820	261

Change in accounting practice for asset retirement obligations (note 4)	-	(10)	-	(10)	-

Net income (loss)	456	354	(14)	810	261

Basic and diluted earnings per share
Before change in accounting principles
Preferred Class A Share	1.19	0.95	(0.04)	2.14	0.68
Common Share	1.19	0.95	(0.04)	2.14	0.68
After change in accounting principles
Preferred Class A Share	1.19	0.92	(0.04)	2.11	0.68
Common Share	1.19	0.92	(0.04)	2.11	0.68
Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,575	138,571	138,575

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

			Quarter	Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Cash flows from operating activities:
Net income (loss)	456	354	(14)	810	261
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	54	43	61	97	127
Dividends received	36	36	30	72	55
Equity in results of affiliates and joint ventures and change in provision or losses on equity investments	(35)	(94)	82	(129)	48
Deferred income taxes	25	65	(126)	90	(114)
Current income taxes	108	-	-	108	-
Provisions for contingencies	-	9	46	9	69
Impairment of property, plant and equipment	12	-	49	12	76
Change in accounting pratice for asset retirement obligations (note 4)	-	10	-	10	-
Pension plan	2	3	3	5	6
Foreign exchange and monetary losses (gains)	(258)	(142)	467	(400)	466
Net unrealized derivative losses (gains)	(1)	3	7	2	13
Minority interests	29	18	(4)	47	(3)
Others	(7)	6	68	(1)	63
Decrease (increase) in assets:
Accounts receivable	65	64	(16)	129	(82)
Inventories	(25)	24	(26)	(1)	(25)
Others	(26)	(1)	(39)	(27)	(30)
Increase (decrease) in liabilities:
Suppliers	18	(93)	(5)	(75)	(14)
Payroll and related charges	13	(6)	7	7	5
Others	(14)	57	22	43	6

Net cash provided by operating activities	452	356	612	808	927

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(54)	(23)	(6)	(77)	(29)
Repayments	-	29	26	29	29
Others	1	16	1	17	2
Guarantees and deposits	(152)	(12)	(29)	(164)	(39)
Additions to investments	(61)	-	-	(61)	(1)
Additions to property, plant and equipment	(308)	(198)	(172)	(506)	(317)
Proceeds from disposals of property, plant and equipment	37	-	1	37	1
Net cash used to acquire subsidiaries	-	-	(45)	-	(45)

Net cash used in investing activities	(537)	(188)	(224)	(725)	(399)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	60	(93)	(166)	(33)	211
Loans
Related parties
Additions	-	-	-	-	12
Repayments	(6)	(16)	(4)	(22)	(19)
Issuances of long-term debt
Related parties	-	2	1	2	11
Others	40	177	71	217	513
Repayments of long-term debt
Related parties	(4)	-	-	(4)	(15)
Others	(175)	(101)	(79)	(276)	(140)
Interest attributed to stockholders	(215)	-	(329)	(215)	(329)

Net cash (used) provided in financing activities	(300)	(31)	(506)	(331)	244

Increase (decrease) in cash and cash equivalents	(385)	137	(118)	(248)	772
Effect of exchange rate changes on cash and cash equivalents	67	56	(318)	123	(317)
Cash and cash equivalents, beginning of period	1,284	1,091	2,008	1,091	1,117

Cash and cash equivalents, end of period	966	1,284	1,572	966	1,572

Cash paid during the period for:
Interest on short-term debt	(1)	(6)	(10)	(7)	(16)
Interest on long-term debt, net of interest capitalized	(28)	(49)	(33)	(77)	(68)
Interest capitalized	5	4	5	9	10
Income tax	(27)	(6)	(4)	(33)	(4)
Non-cash transactions
Conversion of loans receivable to investments	76	11	-	87	20

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Quarter			Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Preferred class A stock (including one special share)
Beginning of the period	904	904	820	904	904
Transfer from appropriated retained earnings	151	-	84	151	-

End of the period	1,055	904	904	1,055	904

Common stock
Beginning of the period	1,630	1,630	1,479	1,630	1,630
Transfer from appropriated retained earnings	272	-	151	272	-

End of the period	1,902	1,630	1,630	1,902	1,630

Treasury stock
End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,999)	(5,185)	(3,477)	(5,185)	(3,475)
Change in the period	593	186	(776)	779	(778)

End of the period	(4,406)	(4,999)	(4,253)	(4,406)	(4,253)

Unrealized gain on available-for-sale security
Beginning of the period	13	-	-	-	-
Change in the period	5	13	-	18	-

End of the period	18	13	-	18	-

Adjustments relating to investments in affiliates
Beginning of the period	10	10	10	10	10
Change in the period	-	-	-	-	-

End of the period	10	10	10	10	10

Total other cumulative comprehensive income	(4,378)	(4,976)	(4,243)	(4,378)	(4,243)

Appropriated retained earnings
Beginning of the period	2,351	2,230	3,207	2,230	3,212
Transfer to retained earnings	364	121	(547)	485	(552)
Transfer to capital stock	(423)	-	(235)	(423)	(235)

End of the period	2,292	2,351	2,425	2,292	2,425

Retained earnings
Beginning of the period	3,321	3,288	2,328	3,288	2,184
Net income	456	354	(14)	810	261
Interest attributed to stockholders
Preferred class A stock ($0.87 and $0.39 per share in 2003 and 2002)	(48)	(72)	(5)	(120)	(54)
Common stock ($0.87 and $0.39 per share in 2003 and 2002)	(84)	(128)	(10)	(212)	(97)
Appropriation from reserves	(364)	(121)	547	(485)	552

End of the period	3,281	3,321	2,846	3,281	2,846

Total stockholders' equity	4,562	3,640	3,972	4,562	3,972

Comprehensive income is comprised as follows:
Net income	456	354	(14)	810	261
Cumulative translation adjustments	593	186	(776)	779	(778)
Unrealized gain on available-for-sale security	5	13	-	18	-

Total comprehensive income	1,054	553	(790)	1,607	(517)

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,635)	(4,719,651)	(4,719,921)	(4,719,651)	(4,715,261)
Acquisitions	-	-	-	-	(4,390)
Sales	230	16	-	246	-

End of the period	(4,719,405)	(4,719,635)	(4,719,921)	(4,719,405)	(4,719,651)

	383,839,651	383,839,421	383,839,135	383,839,651	383,839,405

(1)   As of June 30, 2003, 4,715,170 common shares and 4,235 preferred shares were purchased, which are held in treasury in the amount of US$ 88. The 4,715,170 commom shares guarantees an loan given to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

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Notes to the Condensed Consolidated Financial Information
 Expressed in millions of United States dollars, unless otherwise stated (unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity

Ferteco Mineração S.A. - FERTECO	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A.	76	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferroalloys
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
CELMAR S.A. - Indústria de Celulose e Papel	100	Brazil	Forestry
Florestas Rio Doce S.A.	100	Brazil	Forestry
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore and Ferroalloys
Alumina do Norte do Brasil S.A - Alunorte	57	Brazil	Aluminum
Salobo Metais S.A. (1)	100	Brazil	Copper
Mineração Serra do Sossego S.A. (1)	100	Brazil	Copper
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys

(1) - Development stage companies

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

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3	Summary of significant accounting policies

Our condensed consolidated interim financial information as of June 30, 2003 for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six month periods ended June 30, 2003 and 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002.

The provision for losses on equity investments relates to our investments in affiliates which have reported negative stockholders’ equity in their financial information prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity.

Other current assets includes $30 related to ships held for sale, at June 30, 2003.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 - "Accounting for Asset Retirement Obligations". We adopted SFAS 143 as from January 1, 2003, as a consequence an additional $26 for asset retirement obligations was recorded as "Others - long-term liabilities", a net increase of $11 in mine development costs was registered within "Property, plant and equipment" and a resulting change of $10 was registered as "Change in Accounting Practice for Asset Retirement Obligations" on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be depleted over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In June 2002, the FASB has issued SFAS 146 - "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

In November 2002 the FASB issued FIN 45 - "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable as from December 31, 2002 are disclosed in Note 9. We have not issued any material guarantees since December 31, 2002.

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In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on our financial statements.

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, an amendment of SFAS 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated in the following sentence and for hedging relationships designated after June 30, 2003. The provisions of this statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We are evaluating the impact of this standard.

In May 2003. FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) this Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Board decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We have not created or modified any such contracts since June 15, 2003.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Six months ended June 30 - %

	2003	2002

Federal income tax	25	25
Social contribution	9	9

Composite tax rate	34	34

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The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

				Six months
		Quarter		ended June 30

	2nd	1st	2nd
	2003	2003	2002	2003	2002

Income before income taxes, equity results and minority interests	610	359	(65)	969	196

Federal income tax and social contribution expense at statutory enacted rates	(207)	(122)	22	(329)	(67)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	59	63	(3)	122	43
Exempt foreign income (expenses)	(26)	(16)	75	(42)	92
Tax incentives	40	-	(5)	40	2
Valuation allowance	-	9	(3)	9	6
Other non-taxable gains (losses)	(26)	(5)	13	(31)	10
Adjustment to reflect expected annual effective tax rate	-	-	30	-	24

Federal income tax and social contribution expense in consolidated statements of income	(160)	(71)	129	(231)	110

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expires in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends

7     Inventories

	June 30, 2003	December 31, 2002

Finished products
Iron ore and pellets	94	86
Manganese	19	24
Ferroalloys	42	27
Alumina	23	15
Others	16	12
Spare parts and maintenance supplies	153	128

	347	292

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8      Investments

																			Quoted
	June 30, 2003				Investments		Goodwill		Equity Adjustments					Dividends received					market

												Six months					Six months		June 30,
				Net					Quarter			ended June 30		Quarter			ended June 30
				income
	Participation in		Net	for the	June 30,	December	June 30,	December	2nd	1st	2nd			2nd	1st	2nd
	capital(%)		equity	period	2003	31, 2002	2003	31, 2002	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002	2003

Investments in affiliated companies and joint ventures, unless otherwise started	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS	22.99	11.46	175	174	20	-	-	-	10	10	(11)	20	(8)	-	-	-	-	2	84
Companhia Siderúrgica de Tubarão - CST (1)	24.93	28.02	368	47	103	27	-	-	6	6	2	12	(5)	-	5	-	5	-	247
California Steel Industries Inc. - CSI	50.00	50.00	212	5	106	107	-	-	-	3	7	3	6	3	-	-	3	-	-
SIDERAR (costs $24) - available for sale investments	4.85	4.85	-	-	48	30	-	-	-	-	-	-	-	-	-	-	-	-	48

					277	164	-	-	16	19	(2)	35	(7)	3	5	-	8	2
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	417	24	167	162	-	-	6	4	15	10	19	-	5	10	5	23	-
Valesul Alumínio S.A. - VALESUL	54.51	54.51	92	9	50	39	-	-	1	4	3	5	4	3	-	-	3	-	-
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	172	156	88	-	-	-	40	39	(9)	79	-	-	-	-	-	-	-
Alumina do Norte do Brasil S.A. -ALUNORTE (Consolidated as from June 30, 2002, after acquisition of control)	62.09	57.03			-	-	-	-	-	-	(28)		(23)	-	-	-	-	-	-

					305	201	-	-	47	47	(19)	94	-	3	5	10	8	23
Iron ore and pellets
Caemi Mineração e Metalurgia S.A.	50.00	16.86	635	71	107	77	-	-	7	5	-	12	1	-	-	3	-	3	112
Companhia Nipo-Brasileira de Pelotização NIBRASCO	51.11	51.00	28		14	12	-	-	(1)	1	2	-	1	-	-	-	-	-	-
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	34	5	17	14	-	-	2	1	2	3	3	-	2	-	2	1	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00			-	-	-	-	-	-	(3)	-	(2)	-	-	-	-	-	-
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	23	3	12	9	-	-	1	-	1	1	2	1	-	-	1	-	-
Gulf Industrial Investment Company - GIIC	50.00	50.00	75	11	38	37	-	-	4	2	1	6	3	-	5	-	5	6	-
SAMARCO Mineração S.A. - SAMARCO	50.00	50.00	395	84	198	154	37	30	23	19	(3)	42	8	25	14	17	39	17	-
Minas da Serra Gera S.A - MSG	51.00	51.00	27	4	14	9	-		1	1	2	2	3	1	-	-	1	1	-
Others	-	-	-	-	15	12	-				1	-	1	-	-	-	-	-	-

					415	324	37	30	37	29	3	66	20	27	21	20	48	28
Others
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	10.96	11.12	264	48	29	25	-	-	2	3	-	5	2	2	5	-	7	2	55
Others	-	-			26	15	-	-	(1)	3	(26)	2	(25)	1	-	-	1	-	-

					55	40	-	-	1	6	(26)	7	(23)	3	5	-	8	2

					1,052	729	37	30	101	101	(44)	202	(10)	36	36	30	72	55

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS					-	(1)	-	-	-	1	(18)	1	(12)	-	-	-	-	-	-
Companhia Ferroviária do Nordeste - CFN					-	-	-	-	(2)	-	(1)	(2)	(2)	-	-	-	-	-	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO					(10)	(16)	-	-	6	3	(5)	9	(5)	-	-	-	-	-	-
Ferroban - Ferrovias Bandeirantes S.A.					-	-	-	-	-	-	-	-	(2)	-	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. - FCA					-	-	-	-	(73)	(11)	(7)	(84	(10)	-	-	-	-	-	-
MRS Logística S.A					(2)	(6)	-	-	3	1	(7)	4	(7)	-	-	-	-	-	-
CSN Aceros					(5)	(4)	-	-		(1)	-	(1)	-	-	-	-	-	-	-

					(17)	(27)	-	-	(66)	(7)	(38)	(73)	(38)	-	-	-	-	-

Total					1,035	702	37	30	35	94	(82)	129	(48)	36	36	30	72	55

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST's total capital for US$ 60.
(2)	We have significant influence through a shareholders` agreement.

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9	Commitments and contingencies

(a)	At June 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $484, of which $350 is denominated in United States dollars and the remaining $134 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees

ALBRAS	267	US$	Debt guarantee	2007	None
	44	R$	Debt guarantee	2010	None
FCA	51	US$	Debt guarantee	2009	None
	84	R$	Debt guarantee	2012	None
SEPETIBA TECON	18	US$	Debt guarantee	2005	None
	5	R$	Debt guarantee	2012	None
SAMARCO	12	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
					Collateral
NIBRASCO	2	US$	Debt guarantee	2004	Pledge

	484

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except in the case of Albras and Samarco.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2003		December 31, 2002

	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits

Labor claims	156	68	109	52
Civil claims	123	43	95	32
Tax - related actions	297	349	220	153
Others	1	2	4	2

	577	462	428	239

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

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Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. The increase of $196 for tax deposits relates to an action in which we challenged the annual limitation on use our tax loss carryforward.

Contingencies settled in the three-month period ended June 30, 2003, and 2002 and March 31, 2003 aggregated $32, $28 and $21, respectively, and additional provisions aggregated $18, $74 and $30, respectively.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial information with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,366.00 per metric ton at June 30, 2003, represents an annual commitment of $283. Actual take from Albras was $67, $71 and $65 during the three-month period ended June 30, 2003 and 2002 and March 31, 2003, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. This period was extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2003, both we and BNDES had remaining commitments to contribute an additional $54 towards exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)	At June 30, 2003 we have provided $54 for environmental liabilities and asset retirement obligations.

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We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products – comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of gold and other non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations.

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Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations
	2nd Quarter 2003

	Combined

				Holdings

		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,115	18	18	158	-	-	(495)	814
Gross revenues - Domestic	279	22	108	41	-	-	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	5	2	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	-	-	-	(54)
Pension plan	(2)	-	-	-	-	-	-	(2)

Operating profit	308	(2)	55	20	5	2	-	388
Financial income	51	(1)	5	3	2	-	(31)	29
Financial expenses	(85)	-	(2)	(7)	(1)	-	31	(64)
Foreign exchange and monetary losses, net	185	14	(12)	72	2	(4)	-	257
Equity in earnings	44	-	(72)	47	16	-	-	35
Income taxes	(139)	1	1	(24)	1	-	-	(160)
Minority interests	(1)	(3)	-	(25)	-	-	-	(29)

Net income	363	9	(25)	86	25	(2)	-	456

Sales classified by geographic destination:
Export market
America, except United States	121	-	4	36	-	-	(84)	77
United States	70	2	-	17	-	-	(47)	42
Europe	491	14	10	45	-	-	(185)	375
Middle East/Africa/Oceania	68	-	1	-	-	-	(14)	55
Japan	131	2	2	47	-	-	(60)	122
Asia, other than Japan	234	-	1	13	-	-	(105)	143

	1,115	18	18	158	-	-	(495)	814
Domestic market	279	22	108	41	-	-	(45)	405

	1,394	40	126	199	-	-	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	-	31	-	4,502
Capital expenditures	177	94	17	20	-	-	-	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	-	2	305	277	29	-	1,072

Capital employed	2,875	158	245	486	19	10	-	3,793

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Operating profit by product – after eliminations

	2nd Quarter 2003

						Impairment/
	Revenues					Gain on sale
				(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	458	135	593	(301)	292	-	(20)	272
Pellets	118	50	168	(141)	27	(12)	(4)	11
Manganese	14	2	16	(3)	13	-	(1)	12
Ferroalloys	46	27	73	(51)	22	-	(2)	20

	636	214	850	(496)	354	(12)	(27)	315
Non ferrous
Gold	7	-	7	(7)	-	-	(2)	(2)
Potash	-	21	21	(12)	9	-	(1)	8
Kaolin	13	1	14	(10)	4	-	-	4

	20	22	42	(29)	13	-	(3)	10
Aluminum
Alumina	65	39	104	(88)	16	-	(4)	12
Aluminum	74	4	78	(68)	10	-	-	10
Bauxite	6	-	6	(6)	-	-	-	-

	145	43	188	(162)	26	-	(4)	22
Logistics
Railroads	-	79	79	(27)	52	-	(16)	36
Ports	-	38	38	(32)	6	-	(2)	4
Ships	13	8	21	(21)	-	-	-	-

	13	125	138	(80)	58	-	(18)	40
Others	-	1	1	2	3	-	(2)	1

	814	405	1,219	(765)	454	(12)	(54)	388

(1) Cost and expenses include contingency provisions of $16.

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Results by segment - before eliminations

							1st Quarter 2003

						Combined

						Holdings

		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,080	23	21	149	-	-	(476)	797
Gross revenues - Domestic	258	24	78	37	-	-	(41)	356
Cost and expenses	(1,001)	(38)	(61)	(159)	1	(3)	517	(744)
Depreciation, depletion and amortization	(36)	(3)	(2)	(2)	-	-	-	(43)
Pension plan	(3)	-	-	-	-	-	-	(3)

Operating profit	298	6	36	25	1	(3)	-	363
Financial income	45	1	3	3	-	1	(25)	28
Financial expenses	(96)	(2)	(1)	(5)	(3)	-	25	(82)
Foreign exchange and monetary losses, net	25	5	(3)	23	-	-	-	50
Equity in earnings	33	-	(11)	48	19	5	-	94
Income taxes	(66)	(1)	(1)	(2)	(1)	-	-	(71)
Change in accounting pratice for asset retirement
obligations (note 4)	(10)	-	-	-	-	-	-	(10)
Minority interests	-	(2)	-	(16)	-	-	-	(18)

Net income	229	7	23	76	16	3	-	354

Sales classified by geographic destination:
Export market
America, except United States	116	-	14	31	-	-	(72)	89
United States	101	4	-	2	-	-	(50)	57
Europe	440	17	4	87	-	-	(170)	378
Middle East/Africa/Oceania	51	-	3	-	-	-	(16)	38
Japan	111	1	-	23	-	-	(49)	86
Asia, other than Japan	261	1	-	6	-	-	(119)	149

	1,080	23	21	149	-	-	(476)	797
Domestic market	258	24	78	37	-	-	(41)	356

	1,338	47	99	186	-	-	(517)	1,153

Assets:
Property, plant and equipment, net	2,563	464	162	430	-	27	-	3,646
Capital expenditures	91	51	32	23	-	1	-	198
Investments in affiliated companies and joint ventures and
other investments, net of provision for losses	437	-	(7)	233	148	28	-	839

Capital employed	2,521	138	188	405	22	10	-	3,284

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Operating profit by product - after eliminations

							1st Quarter 2003

						Impairment/
						Gain on sale
	Revenues			(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	421	126	547	(267)	280	-	(18)	262
Pellets	152	47	199	(168)	31	-	(3)	28
Manganese	9	2	11	(5)	6	-	-	6
Ferroalloys	47	17	64	(54)	10	-	(2)	8

	629	192	821	(494)	327	-	(23)	304
Non ferrous
Gold	9	-	9	(8)	1	-	-	1
Potash	-	21	21	(12)	9	-	(1)	8
Kaolin	13	3	16	(10)	6	-	(1)	5

	22	24	46	(30)	16	-	(2)	14
Aluminum
Alumina	59	34	93	(73)	20	-	(2)	18
Aluminum	70	-	70	(66)	4	-	-	4
Bauxite	4	-	4	(4)	-	-	-	-

	133	34	167	(143)	24	-	(2)	22
Logistics
Railroads	-	66	66	(22)	44	-	(14)	30
Ports	-	28	28	(9)	19	-	(2)	17
Ships	13	8	21	(39)	(18)	-	-	(18)

	13	102	115	(70)	45	-	(16)	29
Others	-	4	4	(10)	(6)	-	-	(6)

	797	356	1,153	(747)	406	-	(43)	363

(1)	Cost and expenses include contingency provisions of $9.

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Results by segment - before eliminations

							2nd Quarter 2002

					Combined

						Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,052	42	9	99	-	-	(482)	720
Gross revenues - Domestic	269	26	98	-	-	2	(50)	345
Cost and expenses	(933)	(46)	(82)	(103)	(24)	(11)	532	(667)
Depreciation, depletion and amortization	(45)	(13)	(3)	(1)	-	1	-	(61)
Pension plan	(3)	-	-	-	-	-	-	(3)

Operating profit	340	9	22	(5)	(24)	(8)	-	334
Financial income	52	-	3	3	1	-	(15)	44
Financial expenses	(126)	(1)	(2)	-	(3)	-	15	(117)
Foreign exchange and monetary losses, net	(291)	(19)	(16)	-	-	-	-	(326)
Equity in earnings	(4)	-	(37)	(37)	(2)	(2)	-	(82)
Income taxes	130	-	-	(1)	-	-	-	129
Minority interests	1	3	-	-	-	-	-	4

Net income	102	(8)	(30)	(40)	(28)	(10)	-	(14)

Sales classified by geographic destination:
Export market
America, except United States	153	-	7	6	-	-	(100)	66
United States	58	16	-	1	-	-	(45)	30
Europe	458	26	-	81	-	-	(187)	378
Middle East/Africa/Oceania	42	-	-	-	-	-	(7)	35
Japan	130	-	-	-	-	-	(61)	69
Asia, other than Japan	211	-	2	11	-	-	(82)	142

	1,052	42	9	99	-	-	(482)	720
Domestic market	269	26	98	-	-	2	(50)	345

	1,321	68	107	99	-	2	(532)	1,065

Assets:
Property, plant and equipment, net	2,700	392	252	410	-	92	-	3,846
Capital expenditures	143	15	17	-	-	(3)	-	172
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	540	-	(2)	174	142	33	-	887

Capital employed	2,577	345	248	266	18	38	-	3,492

(1)	Control of Alunorte was acquired in June 2002 and it was consolidated from then.

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Operating profit by product – after eliminations

							2nd Quarter 2002

						Impairment/
						Gain on sale
			Revenues			of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	433	129	562	(239)	323	-	(20)	303
Pellets	100	42	142	(151)	(9)	-	(4)	(13)
Manganese	8	1	9	(12)	(3)	-	(1)	(4)
Ferroalloys	33	17	50	(30)	20	-	(3)	17

	574	189	763	(432)	331	-	(28)	303
Non ferrous
Gold	35	-	35	(21)	14	-	(5)	9
Potash	-	24	24	(20)	4	-	(1)	3
Kaolin	7	2	9	(11)	(2)	-	(1)	(3)

	42	26	68	(52)	16	-	(7)	9
Aluminum
Alumina	16	-	16	(21)	(5)	-	-	(5)
Aluminum	74	-	74	(73)	1	-	-	1
Bauxite	8	-	8	(9)	(1)	-	-	(1)

	98	-	98	(103)	(5)	-	-	(5)
Logistics
Railroads	-	72	72	(28)	44	5	(20)	29
Ports	-	39	39	(29)	10	-	(3)	7
Ships	6	14	20	(30)	(10)	1	(2)	(11)

	6	125	131	(87)	44	6	(25)	25
Others	-	5	5	(2)	3	-	(1)	2

	720	345	1,065	(676)	389	6	(61)	334

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Results by segment - before eliminations

						Six months ended June 30, 2003

						Combined

						Holdings

	Ferrous	Non ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	2,195	41	39	307	-	-	(971)	1,611
Gross revenues - Domestic	537	46	186	78	-	-	(86)	761
Cost and expenses	(2,040)	(78)	(129)	(334)	6	(1)	1,057	(1,519)
Depreciation, depletion and amortization	(81)	(5)	(5)	(6)	-	-	-	(97)
Pension plan	(5)	-	-	-	-	-	-	(5)

Operating profit	606	4	91	45	6	(1)	-	751
Financial income	96	-	8	6	2	1	(56)	57
Financial expenses	(181)	(2)	(3)	(12)	(4)	-	56	(146)
Foreign exchange and monetary losses, net	210	19	(15)	95	2	(4)	-	307
Equity in earnings	78	-	(83)	95	35	4	-	129
Income taxes	(205)	-	-	(26)	-	-	-	(231)
Change in accounting pratice for asset retirement obligations (note 4)	(10)	-	-	-	-	-	-	(10)
Minority interests	(1)	(5)	-	(41)	-	-	-	(47)

Net income	593	16	(2)	162	41	-	-	810

Sales classified by geographic destination:
Export market
America, except United States	237	-	18	67	-	-	(156)	166
United States	171	6	-	19	-	-	(97)	99
Europe	931	31	14	132	-	-	(355)	753
Middle East/Africa/Oceania	119	-	4	-	-	-	(30)	93
Japan	242	3	2	70	-	-	(109)	208
Asia, other than Japan	495	1	1	19	-	-	(224)	292

	2,195	41	39	307	-	-	(971)	1,611
Domestic market	537	46	186	78	-	-	(86)	761

	2,732	87	225	385	-	-	(1,057)	2,372

Assets:
Property, plant and equipment, net	3,103	634	212	522	-	31	-	4,502
Capital expenditures	268	145	49	43	-	1	-	506
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	-	2	305	277	29	-	1,072

Capital employed	2,875	158	245	486	19	10	-	3,793

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Operating profit by product – after eliminations

	Six months ended June 30, 2003

						Impairment/
	Revenues					Gain on sale
				(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	879	261	1,140	(568)	572	-	(38)	534
Pellets	270	97	367	(309)	58	(12)	(7)	39
Manganese	23	4	27	(8)	19	-	(1)	18
Ferroalloys	93	44	137	(105)	32	-	(4)	28

	1,265	406	1,671	(990)	681	(12)	(50)	619
Non ferrous
Gold	16	-	16	(15)	1	-	(2)	(1)
Potash	-	42	42	(24)	18	-	(2)	16
Kaolin	26	4	30	(20)	10	-	(1)	9

	42	46	88	(59)	29	-	(5)	24
Aluminum
Alumina	124	73	197	(161)	36	-	(6)	30
Aluminum	144	4	148	(134)	14	-	-	14
Bauxite	10	-	10	(10)	-	-	-	-

	278	77	355	(305)	50	-	(6)	44
Logistics
Railroads	-	145	145	(49)	96	-	(30)	66
Ports	-	66	66	(41)	25	-	(4)	21
Ships	26	16	42	(60)	(18)	-	-	(18)

	26	227	253	(150)	103	-	(34)	69
Others	-	5	5	(8)	(3)	-	(2)	(5)

	1,611	761	2,372	(1,512)	860	(12)	(97)	751

(1)  Cost and expenses include contingency provisions of $25.

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Results by segment - before eliminations

	Six months ended June 30, 2002

	Combined

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	2,001	86	19	167	-	-	(867)	1,406
Gross revenues - Domestic	485	43	179	-	-	3	(72)	638
Cost and expenses	(1,789)	(95)	(137)	(165)	(24)	(11)	939	(1,282)
Depreciation, depletion and amortization	(98)	(19)	(9)	(1)	-	-	-	(127)
Pension plan	(6)	-	-	-	-	-	-	(6)

Operating profit	593	15	52	1	(24)	(8)	-	629
Financial income	93	-	6	4	1	-	(27)	77
Financial expenses	(196)	(3)	(3)	-	(4)	-	27	(179)
Foreign exchange and monetary losses, net	(297)	(18)	(16)	-	-	-	-	(331)
Equity in earnings	14	-	(42)	(12)	(7)	(1)	-	(48)
Income taxes	113	-	(1)	(2)	-	-	-	110
Minority interests	-	3	-	-	-	-	-	3

Net income	320	(3)	(4)	(9)	(34)	(9)	-	261

Sales classified by geographic destination:
Export market
America, except United States	217	-	12	13	-	-	(125)	117
United States	147	29	3	1	-	-	(85)	95
Europe	851	55	2	142	-	-	(338)	712
Middle East/Africa/Oceania	85	-	-	-	-	-	(11)	74
Japan	243	1	-	-	-	-	(113)	131
Asia, other than Japan	458	1	2	11	-	-	(195)	277

	2,001	86	19	167	-	-	(867)	1,406
Domestic market	485	43	179	-	-	3	(72)	638

	2,486	129	198	167	-	3	(939)	2,044

Assets:
Property, plant and equipment, net	2,700	392	252	410	-	92	-	3,846
Capital expenditures	273	18	26	-	-	-	-	317

Investments in affiliated companies and joint ventures and other investments, net of provision for losses	540	-	(2)	174	142	33	-	887

Capital employed	2,577	345	248	266	18	38	-	3,492

(1)  Control of Alunorte was acquired in June 2002 and it was consolidated from then.

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Operating profit by product – after eliminations

						Six months ended June 30, 2002

						Impairment/
						Gain on sale
		Revenues				of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	843	233	1,076	(519)	557	-	(46)	511
Pellets	216	78	294	(268)	26	-	(5)	21
Manganese	14	5	19	(14)	5	-	(2)	3
Ferroalloys	66	39	105	(72)	33	-	(4)	29

	1,139	355	1,494	(873)	621	-	(57)	564
Non ferrous
Gold	69	-	69	(43)	26	-	(15)	11
Potash	-	40	40	(31)	9	-	(2)	7
Kaolin	17	3	20	(17)	3	-	(2)	1

	86	43	129	(91)	38	-	(19)	19
Aluminum
Alumina	22	-	22	(25)	(3)	-	-	(3)
Aluminum	134	-	134	(130)	4	-	-	4
Bauxite	10	-	10	(11)	(1)	-	-	(1)

	166	-	166	(166)	-	-	-	-
Logistics
Railroads	-	144	144	(50)	94	-	(40)	54
Ports	-	60	60	(40)	20	-	(5)	15
Ships	15	23	38	(43)	(5)	-	(4)	(9)

	15	227	242	(133)	109	-	(49)	60
Others	-	13	13	(25)	(12)	-	(2)	(14)

	1,406	638	2,044	(1,288)	756	-	(127)	629

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

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The asset (liability) balances at June 30, 2003, 2002 and March 31, 2003 and the movement in fair value of derivative financial instruments is as follows:

		Interest
		rates
	Gold	(libor)	Currencies	Alumina	Total

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	(76)
Financial settlement	-	10	-	-	10
Gains (losses) in the period	-	4	-	(3)	1
Effect of exchange rate changes	(1)	(11)	-	1	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	-	4	-	-	4
Gains (losses) in the period	5	(8)	-	-	(3)
Effect of exchange rate changes	-	(4)	-	-	(4)

Unrealized gains (losses) at March 31, 2003	(10)	(68)	(1)	3	(76)

Unrealized gains (losses) at April 1, 2002	(2)	(25)	(6)	-	(33)
Change in the period	(1)	3	5	-	7
Gains (losses) realized in the period	-	(6)	(1)	-	(7)

Unrealized gains (losses) at June 30, 2002	(3)	(28)	(2)	-	(33)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	-	14	-	-	14
Gains (losses) in the period	5	(4)	-	(3)	(2)
Effect of exchange rate changes	(1)	(15)	-	1	(15)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	-	(33)
Change in the period	(11)	21	3	-	13
Gains (losses) realized in the period	1	(13)	(1)	-	(13)

Unrealized gains (losses) at June 30, 2002	(3)	(28)	(2)	-	(33)

Realized and unrealized gains (losses) are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net;
Alumina – operating costs and expenses.

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Final maturity dates for the above instruments are as follows:

Gold	December 2006
Interest rates (libor)	May 2007
Currencies	May 2005
Alumina	Dec 2008

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, 89% of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while 49% of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002 our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

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12	Subsequent Events

Acquisition of Caemi

On July 18, 2003 the European Commission approved CVRD’s acquisition of 50% of the common shares and 40% of the preferred shares of Caemi Mineração e Metalurga S.A. (Caemi). Upon conclusion of the acquisition, the Company will detain all the common shares and 40% of the preferred shares of Caemi.

CVRD's Vale Overseas Places Bonds for US$ 300 at a 9.25% Yield

On August 1, 2003 a wholly owned subsidiary, Vale Overseas Limited issued US$300 in ten-year notes. The notes bear a coupon of 9.00% per year, payable semi-annually, and will be priced at 98.386% of their principal amount. The notes will be unsecured and unsubordinated obligations of Vale Overseas Limited and will be fully and unconditionally guaranteed by CVRD.

The Company expects to file a registration statement with the United States Securities and Exchange Commission (SEC) and to make its best efforts to exchange the notes for others registered with the SEC within 180 days of the closing date of the offering.

Additionally, on July 28, 2003, another wholly owned subsidiary, CVRD Finance Ltd. issued US$ 250 of 4.48% notes due 2013.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: October 9, 2003